CEREVEL THERAPEUTICS HOLDINGS, INC.

222 Jacobs Street, Suite 200

Cambridge MA 02141

VIA EDGAR

November 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Cerevel Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed November 8, 2022

File No. 333-268235

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cerevel Therapeutics Holdings, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to November 18, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Nicole Daley of Goodwin Procter LLP at (617) 570-1354.

Sincerely,

CEREVEL THERAPEUTICS HOLDINGS, INC.

/s/ Mark Bodenrader
Mark Bodenrader
Interim Chief Financial Officer

cc: N. Anthony Coles, Cerevel Therapeutics Holdings, Inc.

Scott M. Akamine, Cerevel Therapeutics Holdings, Inc.

John Mei, Cerevel Therapeutics Holdings, Inc.

Stuart M. Cable, Goodwin Procter LLP

Nicole Daley, Goodwin Procter LLP